UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-38309

AGM GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

On August 29, 2025, the Board of Directors of AGM Group Holdings Inc. approved and adopted an equity incentive plan (the “2025 Share Incentive Plan”), which became effective on August 29, 2025. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Share Incentive Plan.

EXHIBITS

Exhibit No.	Description
99.1	2025 Share Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer

Date: September 4, 2025

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